Skadden, Arps, Slate, Meagher & Flom llp

DIRECT DIAL 202-371-7180 DIRECT FAX 202-661-9010 EMAIL ADDRESS BRIAN.BREHENY@SKADDEN.COM	1440 NEW YORK AVENUE, N.W. WASHINGTON, D.C. 20005-2111 ________ TEL: (202) 371-7000 FAX: (202) 393-5760 www.skadden.com August 29, 2016
FIRM/AFFILIATE OFFICES
-----------
BOSTON
CHICAGO
HOUSTON
LOS ANGELES
PALO ALTO
WASHINGTON, D.C.
WILMINGTON
-----------
BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
TORONTO

Via EDGAR

Laura Nicholson, Esq.
Special Counsel
Office of Transportation and Leisure
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

RE:	Biglari Holdings Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 22, 2016
Definitive Proxy Statement on Schedule 14A
Filed March 7, 2016
File No. 000-08445

Dear Ms. Nicholson:

On behalf of Biglari Holdings Inc. (the “Company” or “Biglari Holdings”), set forth below are the Company’s responses to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter, dated August 15, 2016 (the “Comment Letter”) with regard to the above-referenced filings.  The information set forth below has been provided to us by the Company.  For ease of reference, the responses are numbered to correspond to the numbering of the comments in the Comment Letter and the comments are reproduced in italicized form below.

Form 10-K for the Fiscal Year Ended December 31, 2015

General

1.
We note your response letter dated March 22, 2013 addressing our comments on the Company’s Registration Statement on Form S-3 filed on February 5, 2013 (File No. 333-186452) provided a legal analysis explaining that the Company is not an investment company.  In particular, you note that that the Company does not meet any of the definitions of “investment company” set out in Section 3(a)(1) of the Investment Company Act of 1940 (“Investment Company Act”).  You also stated that the Company is excepted from the definition of “investment company” pursuant to rule 3a-1 under the Investment Company Act and is excluded from the definition of “investment company” pursuant to Section 3(b)(1) of the Investment Company Act.  Please provide an updated detailed legal analysis explaining why you believe you are not an investment company as defined in the Investment Company Act.  If available, please specifically discuss the applicability of any relevant exclusions under Section 3 of the Investment Company Act.  In particular, we note that the Company sold Biglari Corp. and thus no longer has a controlling interest in The Lion Fund, L.P. and Western Acquisitions, L.P.  In your response, please discuss the effect of the sale, if any, on the Company’s and its subsidiaries’ statuses as investment companies under the Investment Company Act.

Division of Corporation Finance
U.S. Securities and Exchange Commission
August 29, 2016

Section 3(a)(1) of the Investment Company Act

Consistent with its response letter dated March 22, 2013, the Company respectfully submits that it is not an “investment company” because it continues to not meet the definition of “investment company” in Section 3(a)(1) of the Investment Company Act.  Moreover, Biglari Holdings also is in the insurance business through a wholly-owned subsidiary.  Section 3(c)(3) of the Investment Company Act excludes insurance companies from the definition of an investment company.

The July 1, 2013 sale of Biglari Capital Corp. and the related removal of the controlling interest in the partnerships did not alter the Company’s analysis or its status under Section 3(a)(1)(A) of the Investment Company Act.  Prior to and following such transactions, the Company did not and does not hold itself out as engaging, nor did it propose to engage, primarily in the business of investing, reinvesting or trading in securities.  Moreover, the Company has not and does not propose to issue face-amount certificates of the installment type and therefore it is not an “investment company” under Section 3(a)(1)(B) of the Investment Company Act.

The sale of Biglari Capital Corp. and the related removal of the controlling interests in the partnerships also did not alter the Company’s status under Section 3(a)(1)(C) of the Investment Company Act.  Section 3(a)(1)(C) defines an “investment company” as an issuer (i) “engaged … in the business of investing, reinvesting, owning, holding, or trading in securities” and (ii) whose assets are at least 40% investment securities.  Following the sale of Biglari Capital Corp., “investment securities,” as defined in Section 3(a)(2) of the Investment Company Act, comprised less than 40% of the Company’s total assets (exclusive of government securities and cash items) on an unconsolidated basis.  As a result, the Company submits that it is not and has not been an “investment company” as defined in Section 3(a)(1)(C) of the Investment Company Act.

The prototypical “inadvertent investment company” is one which has sold most of its assets and operates with a skeleton staff in pursuit of a new venture.  In contrast, Biglari Holdings is an ongoing enterprise with nearly 24,000 employees.  The Company’s largest operating subsidiaries are involved in the franchising and operating of restaurants through Steak n Shake Inc. and Western Sizzlin Corp.  In March 2014, the Company purchased First Guard Insurance Company.  To continue to build upon its collection of controlled businesses, as well as to support and expand its operations (e.g., attain the highest rating for its insurance subsidiary), the Company (1) operates with an asset base from which to pursue attractive acquisition opportunities, and (2) maintains a debt-free financial posture at the parent-company level.  The capital allocation decisions by Sardar Biglari have been rather successful, and thereby have allowed the Company to expand operations.  This is in sharp contrast to 2008, when the Company was engaged exclusively in restaurant operations, held limited capital, operated at a loss, and verged on the brink of insolvency.

Biglari Holdings is a holding company engaged in diverse business activities. The Company’s largest subsidiary, Steak n Shake Inc., was established more than 80 years ago and currently has 580 restaurants, serving steakburgers and milkshakes to over 150 million patrons annually.  The Company entered the insurance business in 2014 with the purchase of First Guard Insurance Company, a direct underwriter of commercial trucking insurance for approximately 16,000 tractors/trailers.  Accordingly, Biglari Holdings is an ongoing enterprise, utilizing its investment holdings to support and expand its operations.

Division of Corporation Finance
U.S. Securities and Exchange Commission
August 29, 2016

The Company presents itself to the public and to stockholders solely as a diversified holding company engaged in the restaurant, insurance and media businesses. The Company’s filings with the Commission contain only the information regarding marketable securities that are required in the financial statements, including the context of funding operational business acquisitions.

Sardar Biglari is the Founder, Chairman and CEO of Biglari Holdings.  He is also the Chairman and CEO of Steak n Shake, the Company’s largest subsidiary.  In addition, he is Chairman and CEO of Western Sizzlin Corp. and Editor-in-Chief of Maxim.  Mr. Biglari makes all of the capital allocation decisions for the Company and its subsidiaries.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 11

2.
Please quantify the potential payments due to Sardar Biglari upon termination or a change in control as required by Item 402(j) of Regulation S-K.  For example, we note your disclosure on page 21 regarding severance payments under his incentive agreement, and we note your disclosure on pages 29-30 regarding payments under the trademark license agreement.

In future filings, the Company undertakes to quantify the potential payments due to Mr. Biglari upon termination or a change in control pursuant to Item 402(j) of Regulation S-K.  Below are examples of proposed disclosures as applicable to fiscal year ended December 31, 2015.

Severance payment under the Amended and Restated Incentive Bonus Agreement

Mr. Biglari would receive a payment of approximately $17 million if an event entitling him to a severance payment occurred on December 31, 2015.

Royalty payments under the Trademark License Agreement

The Company and its subsidiaries have paid no royalties to Mr. Biglari under the Trademark License Agreement since its execution.

The actual amount of royalties paid to Mr. Biglari following the occurrence of a Triggering Event (as defined in the Trademark License Agreement) would depend on the Company’s revenues during the applicable period following the Triggering Event, and, therefore, depends on material assumptions and estimates regarding future operations and revenues.  Assuming for purposes of illustration a Triggering Event occurred on December 31, 2015, using revenue from fiscal year 2015 as an estimate of future revenue and calculated according to terms of the Trademark License Agreement as described in the proxy statement, Mr. Biglari would receive approximately $20.5 million in royalty payments annually.  At a minimum, the royalties would be earned on revenue generated on January 1, 2016 through December 19, 2021.  Royalty payments beyond the minimum period would be subject to the licensee's continued use of the licensed trademarks.

Division of Corporation Finance
U.S. Securities and Exchange Commission
August 29, 2016

Related Person Transactions, page 28

3.
In connection with your disclosure regarding the payments from the company to Biglari Capital under the limited partnership agreements, please disclose Mr. Biglari’s ownership interest in Biglari Capital.  Refer to Item 404(a)(1)-(2) of Regulation S-K.

In future filings, the Company undertakes to disclose that Mr. Biglari is the sole owner of Biglari Capital Corp.

*         *         *

In connection with responding to the Comment Letter, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*         *         *

If you have any questions with respect to the foregoing, please contact me at (202) 371-7180.

Very truly yours,

/s/ Brian V. Breheny
Brian V. Breheny

cc:	Bruce Lewis Biglari Holdings Inc.